

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 2, 2008

Timothy W. Baker
Cynosure, Inc.
Chief Financial Officer
5 Carlisle Road
Westford, MA 01886

      RE: **Cynosure, Inc.**
               Form 10-K for the fiscal year ended December 31, 2006
               Filed March 12, 2007
               File No. 000-51623

Dear Mr. Baker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant